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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                               MEDIQ Incorporated
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                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                    SERIES A PREFERRED STOCK, $.50 PAR VALUE
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                         (Title of Class of Securities)

                           584906 10 1 (Common Stock)
                     584906 20 0 (Series A Preferred Stock)
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                                 (CUSIP Number)

     BRUCKMAN, ROSSER, SHERRILL                    DECHERT PRICE & RHOADS
           & CO., L.P.                            4000 Bell Atlantic Tower
  126 East 56th Street, 29th Floor.                   1717 Arch Street
       New York, NY  10022                         Philadelphia, PA 19103
  Attention:  Bruce C. Bruckmann                Attention:  William G. Lawlor
          (212) 521-3700                               (215) 994-4000
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  (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 29, 1998
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

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                                  SCHEDULE 13D
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CUSIP NO.       584906 10 1 (Common Stock)                   Page 2 of 4 Pages
                584906 20 0 (Series A Preferred Stock)
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1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Bruckmann, Rosser, Sherrill & Co., L.P.

       I.R.S. ID NO. 52-2075416
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                              (b) /  /
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       Not Applicable

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     /  /

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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NUMBER OF         7   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH                         -0-
                  --------------------------------------------------------------
                  8   SHARED VOTING POWER

                                    -0-
                  --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                                    -0-
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                                    -0-
                  --------------------------------------------------------------
                  11  AGGREGATE AMOUNT BENEFICIALLY
                         OWNED BY EACH REPORTING PERSON

                                    -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     /   /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable
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14   TYPE OF REPORTING PERSON*

     PN
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                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                          RELATING TO THE COMMON STOCK
                             AND PREFERRED STOCK OF
                               MEDIQ INCORPORATED

        Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS") hereby files this Amendment No. 2 ("Amendment No.2") to the statement on Schedule 13D filed January 26, 1998 and amended on April 1, 1998, with respect to the beneficial ownership of the Common Stock, par value $1.00 per share (the "Common Stock") and the Series A Preferred Stock, par value $.50 per share (the "Preferred Stock"); the Common Stock and Preferred Stock are sometimes collectively referred to herein as the "Company Stock") of MEDIQ Incorporated, a Delaware corporation (the "Company").

        Items 4, 5 and 6 are hereby amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION.

        As previously disclosed, on May 29, 1998, MQ Acquisition Corporation ("MQ") merged with and into the Company (the "Surviving Corporation") pursuant to an Agreement and Plan of Merger dated as of January 14, 1998, as amended as of April 27, 1998, by and between MQ and the Company (the Merger").

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

        In connection with the Merger, the shares of Company Stock subject to the Stock Option Agreement and the Stockholder Agreements were converted into rights of the Rotko Entities to receive shares of the Surviving Corporation's capital stock along with cash. The Stock Option Agreement, which the previously reported shares were subject to, terminated upon the Effective Time of the Merger on May 29, 1998.

        In the Merger, shares of the capital stock of MQ owned by BRS were converted into 3,155,840.76 shares of the Surviving Corporation's newly issued Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share, 899,056.82 shares of the Surviving Corporation's newly issued Series B 13.25% Cumulative Compounding Perpetual Preferred Stock, par value $.01 per share, 1,625,015.22 shares of the Surviving Corporation's newly issued Series C 13.5% Cumulative Compounding Preferred Stock, par value $.01 per share and 465,259.28 shares of the Surviving Corporation's Common Stock, par value $.01 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 5.

                                Page 3 of 4 Pages

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                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the Reporting Persons herein.

June 10, 1998              BRUCKMANN, ROSSER, SHERRILL & CO., L.P.

                           By: BRS PARTNERS, L.P., its general partner

                           By: BRSE Associates, Inc., its general partner

                           By: /s/ Bruce C. Bruckmann
                              --------------------------------------------
                               Bruce C. Bruckmann
                               Managing Director



                                Page 4 of 4 Pages